                                                                  Exhibit (a)(8)

                                 NEWS RELEASE


                               STATE OF THE ART
                               ----------------

                              Accounting Software


                                                          Company Contact:
                                                          ---------------
                                                        James R. Eckstaedt
                                                   Chief Financial Officer
                                                        714/753-1222 x3805


FOR IMMEDIATE RELEASE
---------------------

       The Sage Group plc to Acquire State Of The Art, Inc.

          IRVINE, Calif., - January 26, 1998 - State Of The Art, Inc. (NASDAQ:SOTA), a leading mid-range accounting software provider, and The Sage Group plc (Reuters: SGE.L), of Newcastle upon Tyne, England, the world's leading supplier of personal computer accounting software to small- and medium-sized businesses, jointly today announced that they have signed a definitive merger agreement, pursuant to which Sage will acquire all of the outstanding stock of State Of The Art at $22.00 per share, or approximately $263 million. To implement the agreement Sage will commence a cash tender offer within five business days. The completion of the offer is subject to a number of customary conditions.

          The offer of $22.00 per share represents a premium of 33% over State
Of The Art's closing price on January 26, 1998.  Under the terms of the agreement,
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NEWS RELEASE                                              STATE OF THE ART, INC.
Page 2                      The Sage Group plc to Acquire State Of The Art, Inc.

State Of The Art will become a wholly owned subsidiary of The Sage Group.

          With this acquisition, Sage gains market leadership of the U.S. mid-range accounting software market, complementing similar market positions in the United Kingdom, France and Germany. This combination is another important step in Sage's strategy to build a global franchise in the accounting software market.

          "This acquisition brings important benefits to our customers, channel partners and our employees," said David Hanna, president and chief executive officer of State Of The Art. "For our 90,000 U.S. customers, this combination offers exciting opportunities for new products, higher levels of service and support, and a broader product functionality. For channel partners, there are additional opportunities for growth and profits. For our employees, this is the next step in strengthening our market leadership position on a global basis. In addition, our shareholders obtain an attractive cash buyout."

          "The acquisition of State Of The Art provides The Sage Group with a much enhanced strategic presence in the U.S. State Of The Art has an excellent product range, a strong value added reseller network, and a substantial customer base," said Paul Walker, chief executive of Sage. "In the United States, our combined product lines have virtually no overlap. We see opportunities to increase sales by marketing products and services to our

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NEWS RELEASE                                              STATE OF THE ART, INC.
Page 3                      The Sage Group plc to Acquire State Of The Art, Inc.

expanded customer base. State Of The Art is a profitable, well-run company whose experienced management team will greatly contribute to the success of our Sage U.S. operation."

          When the acquisition is complete, State Of The Art will join the group of U.S. software companies owned by Sage called Sage U.S. Group; its other members include DacEasy, Inc., Timeslips, Inc., and Telemagic Inc. The State Of The Art management team, led by David W. Hanna, will remain in place after the transaction closes.

          Consummation of the merger is conditioned on, among other things, the tender of at least 90% of the outstanding shares of State Of The Art, on a fully diluted basis, in the tender offer.

About State Of The Art
----------------------

          State Of The Art is a leader in providing accounting software for small- to medium-sized businesses. The company develops and markets Acuity Financials(TM) accounting software, a client-server solution optimized for Microsoft(R) Windows NT(R)/SQL Server(TM) platforms; MAS 90(R) accounting software, which offers a broad range of applications for virtually any type of business; and Business Works(R) accounting software for small and growing businesses. State Of The Art reported revenues for its fiscal year ending December 31, 1997, of $64.0 million, an increase of 23% over 1996 revenues.

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NEWS RELEASE                                              STATE OF THE ART, INC.
Page 4                      The Sage Group plc to Acquire State Of The Art, Inc.

About The Sage Group
--------------------

          Sage is the world's leading supplier of mainstream PC accounting software. Sage's product offerings encompass accounting, payroll, time and billing, and contact management software, for the entire spectrum of users: from small entrepreneurial business, to large multinational corporations. Sage's revenues for its fiscal year ending September 30, 1997 were (Pounds)152.1 million ($250 million).

                                      ###

State Of The Art Acuity Financials, MAS 90, and Business Works are trademarks and registered trademarks of State Of The Art, Inc. Microsoft, Windows NT and MICROSOFT SQL Server are either trademarks or registered trademarks of Microsoft Corporation in the U.S. and/or other countries. All other trademarks and registered trademarks are the property of their respective owners.

UBS Securities acted as a financial advisor to State Of The Art, Inc.